SilverCrest Announces Stock Option Grant

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, Aug. 8, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") announces the grant of stock options under its Stock Option Plan to purchase an aggregate of 850,000 common shares of the Company at an exercise price of $1.88 per share for a five year term expiring August 4, 2022. The stock options were granted to directors, officers, employees and consultants of the Company and are subject to any necessary regulatory approvals.

The stock options shall vest as to 25% of the Optioned Shares on each of November 4, 2017, February 4, 2018, May 4, 2018 and August 4, 2018, respectively.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

    Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

View original content:http://www.newswire.ca/en/releases/archive/August2017/08/c3434.html

%SEDAR: 00037742E

For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 17:41e 08-AUG-17